 Exhibit 99.5

CONSENT OF YINGMEI YANG

Lianluo Smart Limited (the “Company”) intends to file a Registration Statement on Form F-1 (together with any amendments or supplements thereto, the “Registration Statement”) registering securities for issuance in its public offering. As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named in the Registration Statement as a Director Nominee.

Dated: October 26, 2020

/s/ Yingmei Yang
Yingmei Yang